April 18, 2012

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3720

Washington, D.C. 20549

RE:	Sirius XM Radio Inc. Form 10-K for the year ended December 31, 2011 Filed February 9, 2012 Form 8-K Filed February 9, 2012 File No. 001-34295

Dear Mr. Spirgel:

This letter is in response to the Staff’s follow-up comment regarding the Current Report on Form 8-K filed February 9, 2012 (the “Form 8-K”) of Sirius XM Radio Inc. (“we”, “our”, or the “Company”). The follow-up comment was received verbally in a phone call with Kathryn T. Jacobson, Senior Staff Accountant, on Wednesday, April 11, 2012 with respect to our responses to comments in our response letter dated March 22, 2012, relating to the Staff’s letter dated March 8, 2012. To assist your review, we have retyped the text of the Staff’s initial comment in italics below.

Form 8-K filed February 9, 2012

Exhibit 99.1

1.	We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures. For instance, we note your references to Adjusted EBITDA, Free Cash Flow and Adjusted EBITDA Guidance in the introduction of the earnings release without references to the corresponding comparable GAAP measures. In addition, we note that you give undue prominence to the presentation and discussion of the non-GAAP measures throughout the earnings release. Accordingly, we believe that you should revise future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K. Refer to Instruction 2 to Item 2-02 of
Form 8-K in this regard.

Supplemental Response:

In response to the Staff’s verbal comment, we confirm that in future earnings releases we will not include non-GAAP income statements.

*      *      *      *

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions concerning the above supplemental response to the Staff’s comment may be directed to me by telephone at (212)-584-5170 or by fax at (212)-584-5252.

.

Sincerely,

/s/ David J. Frear
David J. Frear Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission Kathryn T. Jacobson, Senior Staff Accountant Robert S. Littlepage, Account Branch Chief